EXHIBIT 99.(h)(1)(a)

November 29, 2002

Mr. George Winn
TCW Investment Management Company
Suite 1800
865 South Figueroa Street
Los Angeles, CA 90017

Dear George,

With respect to TCW’s Insurance Products known as the Premier Funds, PFPC is pleased to offer a favored pricing proposal as an addendum to our existing Transfer Agency agreement:

•	$500 per month, per account, per fund/portfolio

•	fund/portfolio minimum annual fee of $10,800 ($900 per month), exclusive of transaction charges, Fund/SERV/Networking charges, and out-of-pocket expenses

Consistent with the objective of enabling TCW to launch the product successfully, PFPC is willing to waive 50% of the fund/portfolio minimum for a period of six months.

So that we may proceed with this intention, would you please indicate your acceptance below, and return a copy to me for my files.

Sincerely,

Accepted:                                                          Date: